SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)(1)

                        The Meridian Resource Corporation
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    58977Q109
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |_|  Rule 13d-1(b)
            |X|  Rule 13d-1(c)
            |_|  Rule 13d-1(d)

--------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 58977Q109                    13G                     Page 2 of 5 Pages
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  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Charlesbank Capital Partners, LLC
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                                                              (a)            |_|
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (b)            |_|
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  3.    SEC USE ONLY

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  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
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                     5.   SOLE VOTING POWER
     NUMBER OF                  2,725,860 shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      6.   SHARED VOTING POWER
     OWNED BY                   ----
       EACH         ------------------------------------------------------------
     REPORTING       7.   SOLE DISPOSITIVE POWER
      PERSON                    2,725,860 shares
       WITH         ------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                                ----
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  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,725,860 shares
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  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                |_|
        CERTAIN SHARES*
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  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    6.0%
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  12.   TYPE OF REPORTING PERSON*
                    OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a) Name of Issuer:
                 The Meridian Resource Corporation

     1(b) Address of Issuer's Principal Executive Offices:
                 15995 North Bankers Landing
                 Suite 300
                 Houston, TX  77079

Item 2(a) Name of Person Filing:
                 Charlesbank Capital Partners, LLC

     2(b) Address of Principal Business Office or, if none, Residence:
                 600 Atlantic Avenue, 26th Floor
                 Boston, MA  02210

     2(c) Citizenship:
                 Massachusetts

     2(d) Title of Class of Securities:
                 Common Stock

     2(e) CUSIP Number:
                 58977Q109

Item 3 This statement is filed pursuant to Rule 13d-1(c).

Item 4 Ownership:

     4(a) Amount beneficially owned:
                 2,725,860 shares

     4(b) Percent of Class:
                 6.0%

     4(c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
                 2,725,860 shares


                                Page 3 of 5 Pages

          (ii)  shared power to vote or to direct the vote:
                        ---------

          (iii) sole power to dispose or to direct the disposition of:
                 2,725,860 shares

          (iv)  shared power to dispose or to direct the disposition of:
                        ---------

Item 5    Ownership of Five Percent or Less of a Class:
                 Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                 Beneficial ownership of the securities was acquired by Charlesbank Capital Partners, LLC ("Charlesbank") pursuant to the Existing Assets Management Agreement, dated as of July 1, 1998, between Charlesbank, President and Fellows of Harvard College ("Harvard") and certain individuals (the "Agreement"). Pursuant to the Agreement, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment in The Meridian Resource Corporation disclosed herein.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                 Not Applicable.

Item 8    Identification and Classification of Members of the Group:
                 Not Applicable.

Item 9    Notice of Dissolution of Group:
                 Not Applicable.

Item 10   Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 4 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    CHARLESBANK CAPITAL PARTNERS, LLC


                                    By: /s/ Tami E. Nason
                                        -------------------------------
                                        Name:  Tami E. Nason
                                        Title: Vice President, Legal

February 7, 2000


                                Page 5 of 5 Pages